EXHIBIT 3.1

WPS Resources Corporation
By-Laws Amendment to
Section 3 of Article IV
Effective April 1, 2004

If a Chairman of the Board of Directors shall be elected, he or she shall preside as Chairman of all meetings of the shareholders and of the Board of Directors. He or she shall have such other authority as the Board may from time to time prescribe. If there is no Chairman of the Board, or in the absence of the Chairman, the presiding officer at meetings of the shareholders and of the Board of Directors shall be the Lead Director, if any, or in the absence of the Lead Director, if any, another officer in the following order of priority: Vice Chairman of the Board of Directors, President and Vice Presidents (subject, however, to Section 5 of this Article).